FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of August, 2002

TELESIS NORTH COMMUNICATIONS INC.
(formerly, WEST OAK RESOURCE CORP.)
(SEC File No. 0-30596)

35 The Links Rd, Suite 210
Toronto, ON M2P 1T7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x__

Telesis

Press Release

TELESIS ANNNOUNCES GRANTING OF STOCK OPTIONS

TORONTO, ONTARIO, CANADA – August 31, 2002 – Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, today announced, effective August 31, 2002, that it has granted incentive stock options to purchase an aggregate of 50,000 common shares without par value in the capital of the Company to five employees of the Company who are neither directors nor officers. The incentive stock options will be exercisable for a period of 5 years expiring on August 31, 2007, at a price of Cdn$0.10 per common share. The options will vest, as to one third on August 31, 2003, with the balance vesting monthly over the following 24 months until fully vested, or will vest immediately in the event of a change of control of the Company or (at the discretion of the Board of Directors) takeover bid.

The Company also announced today that it has approved the amendment of 130,000 options from an exercise price of Cdn$0.76 to an exercise price of Cdn$0.10, those options having been previously granted to certain persons who are either an employee, consultant, or director of the company.

"The granting of options as announced today is being done in recognition of contributions of our technical team in meeting product deliverables related to the OVERDRIVE product and to help retain our talented employees and key personnel," commented Derek Woods, CEO of Telesis. "The level of talent within our Company is well above industry norms, making our knowledgeable and experienced employees one of our most valuable assets. Equity ownership in Telesis by its employees, both through their prior participation in private placements and through the exercise of options, further solidifies the shared vision that Telesis employees have for being the world's leading provider of data acceleration software."

The granting and amending of the foregoing incentive stock options is subject to acceptance by the TSX Venture Exchange.

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Adrian Stimpson
President

Tel.	+1.416.228.2373	E-mail:	investor@telesis.ca
Fax.	+1.503.210.7115	Web Site:	www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

Press Release

TELESIS ANNNOUNCES CLOSING OF PRIVATE PLACEMENT

TORONTO, ONTARIO, CANADA – August 29, 2002 – Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, today announced that it has closed a private placement of 3,125,000 Units at a price of C$0.16 with aggregate net proceeds of C$486,875

Each Unit consists of one share and one non-transferrable share purchase warrant which entitles the holder to purchase one share of the Company at a price of C$0.20 per share if purchased before July 30, 2004.

In connection with the placement, Telesis has also issued 46,875 Units to Octagon Capital Canada of Toronto, Ontario and 58,594 Units to Jones, Gable, & Company Limited of Toronto, Ontario in consideration of their having acted as agents in connection with the private placement.

The shares forming part of the Units, or which may be issued upon exercise of the warrants forming part of the Units, will be subject to a hold period expiring on November 30, 2002.

The net proceeds of the private platement will go towards general working capital.

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Adrian Stimpson
President

Tel.	+1.416.228.2373	E-mail:	investor@telesis.ca
Fax.	+1.503.210.7115	Web Site:	www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.

Date September 24, 2002

By: ______________________

Adrian Stimpson
President